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SEC FILE NUMBER 001-33897
CUSIP NUMBER 87972L 10 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  June 30, 2009

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Temecula Valley Bancorp Inc.
Full Name of Registrant

Not applicable.
Former Name if Applicable

28046 Del Rio Road, Suite C
Address of Principal Executive Office (Street and Number)

Temecula, California 92590
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or  before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Temecula Valley Bancorp Inc. (the “Company”) has determined that it is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “Form 10-Q”) and the Company expects that it will not be able to file the Form 10-Q within the five-day extension permitted by the rules of the U. S. Securities and Exchange Commission.

As previously disclosed, the Company intends to file a petition under Chapter 7 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Central District of California, Riverside Division (the “Bankruptcy Court”). We expect this filing to occur at the end of August 2009, or shortly thereafter.

Since July 17, 2009, when the California Department of Financial Institutions closed the Company’s former subsidiary, Temecula Valley Bank (the “Bank”) and subsequently, the Federal Deposit Insurance Corporation (“FDIC”) was appointed as receiver, the FDIC informed the Company that First-Citizens Bank and Trust Company, Raleigh, North Carolina, assumed all of the deposits of the Bank, excluding those from brokers, and purchased essentially all of the Bank’s assets in a transaction facilitated by the FDIC. The only source of income for the Company was the Bank. As a result of these events, the Company has been principally engaged in hiring bankruptcy counsel and is without the personnel to complete the Form 10-Q.  The Company will conduct no business other than in connection with its corporate and disclosure obligations under law and in connection with its liquidation pursuant to its bankruptcy petition. The Company has retained the law firm of Lawrence C. Meyerson of Santa Monica, California to file a petition for relief under Chapter 7 of the Bankruptcy Code.

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Neil M. Cleveland	951	676-4148
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the loss of the Company’s only earning asset, the Bank, as described in detail above and in prior filings of the Company with the Securities and Exchange Commission, as of August 1, 2009: (i) the Company’s primary assets, excluding its investment in the Bank and its investments in Temecula Valley Statutory Trust II, III, IV, V and VI (the “Trusts”), which investments are expected to be written off completely, consisted primarily of cash and cash equivalents of approximately $1.3 million; and (ii) the Company’s principal liabilities are $56.9 million of junior subordinated debentures (the “Debentures”) issued to the Trusts and $1.7 million in accrued and unpaid interest on the Debentures. The Company no longer has any source for income unless the FDIC distributes funds from the liquidation. Such a distribution is not expected. At June 30, 2008, the Company reported consolidated results as follows: total assets of $1.5 million; total deposits of $1.2 million; total liabilities of $1.4 million; stockholders equity of $105 million; and a net loss of $2 million. At December 31, 2008, the Company reported consolidated results as follows: total assets of $1.51 billion; total deposits of $1.3 billion; total liabilities of $1.5 billion; stockholders equity of $47 million; and a net loss of $59 million. At March 31, 2009, the Company reported consolidated results as follows: total assets of $1.5 billion; total deposits of $1.3 billion; total liabilities of $1.5 billion; stockholders equity of $11 million; and a net loss of $36.2 million.

Temecula Valley Bancorp Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TEMECULA VALLEY BANCORP INC.

Date: August 1, 2009	By:	/s/ NEIL M. CLEVELAND
Neil M. Cleveland
Chairman of the Board

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).